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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             ----------------------



                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                         Attention: Mr. David A. Spuria
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 29, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          SPECIALTY FINANCE PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - CONTRIBUTIONS FROM PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             5,210,338
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                     8      SHARED VOTING POWER
                   EACH
                 REPORTING
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                       9      SOLE DISPOSITIVE POWER

                                                     5,210,338
                                             ------- ------------------------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER


--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,210,338
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------


                                       2

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              5,210,338*
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,210,338*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,210,338*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*Solely in its capacity as a general partner of Specialty Finance Partners.


                                       3

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z PARTNERS, L.P.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              5,210,338*
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,210,338*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,210,338*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P.


                                       4

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z PARTNERS, LTD.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              5,210,338*
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,210,338*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,210,338*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------


*Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

ITEM 1.       SECURITY AND ISSUER.

              Common Stock, $0.01 par value per share (the "Common Stock")

              LendingTree, Inc. (the "Company")
              1115 Rushmore Drive
              Charlotte, NC 28277

ITEM 2.       IDENTITY AND BACKGROUND.

              (a)    Name of Person(s) Filing this Statement (the "Filing
                     ----------------------------------------------------
                     Parties"):
                     ----------

                     Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners");

                     Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II");

                     Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."); and

                     Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.").

              (b)    Residence or Business Address:
                     -----------------------------

                     The principal business address of the Filing Parties is 54 Thompson Street, New York, New York 10012.

              (c)    Present Principal Occupation:
                     ----------------------------

                     Specialty Finance Partners is a general partnership that invests in the securities of financial service companies and related businesses. Capital Z Fund II is a private equity fund formed to engage in the investment in securities of financial services entities and serves as a general partner of Specialty Finance Partners. Capital Z L.P. is a business entity formed to serve as the sole general partner of Capital Z Fund II and Capital Z Private Fund II. Capital Z Ltd. is a business entity formed to serve as the sole general partner of Capital Z L.P.

              (d)    Convictions in Criminal Proceedings During the Last 5
                     -----------------------------------------------------------
                     Years:
                     ------

                     None of the Filing Parties has been convicted in a criminal proceeding during the last 5 years.

              (e)    Proceedings Involving Federal or State Securities Laws:
                     ------------------------------------------------------

                     None of the Filing Parties has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

              (f)    Citizenship:
                     -----------

                     Each of the Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

              (g)    Other Information:
                     -----------------

                     The attached Schedule I is a list of all of the general partners of Specialty Finance Partners that are not also Filing Parties, which contains the following information with respect to each entity:

                     (i)    name;

                     (ii)   jurisdiction of organization;

                     (iii)  principal business address; and

                     (iv)   present principal education.

                     The attached Schedule II is a list of the directors and executive officers of Capital Z Ltd., which contains the following information with respect to each person:

                     (i)    name;

                     (ii)   principal business address; and

                     (iii)  present principal occupation or employment;

         None of the entities or persons identified on Schedule I or Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the entities or persons identified on Schedule I or Schedule II hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on
Schedule II hereto is a United States citizen, except for Laurence W. Cheng, who is a citizen of Canada.

         Steven M. Gluckstern, who is the Chairman of the Board of Capital Z Ltd., and Robert A. Spass, who is the Deputy Chairman of the Board of Capital Z Ltd., may be deemed to be beneficial owners of the Common Stock, and the Certificates and the underlying Common Stock of the Company, held by Specialty Finance Partners. Messrs. Gluckstern and Spass disclaim any such beneficial ownership.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS.

         As more fully described in Item 6 below, on September 29, 2000, Capital Z Fund II and Capital Z Financial Services Private Fund II ("Capital Z Private Fund II") purchased, on behalf of Specialty Finance Partners, equity rights of the Company in the form of Equity Rights Certificates (the "Certificates") for an aggregate purchase price of $10,000,000. Specialty Finance Partners used contributions from its partners to fund its purchase of the Certificates. Such partners, in turn, used contributions from their respective partners to fund such contributions to Capital Z Fund II and Capital Z Private Fund II. Prior to the acquisition, Specialty Finance Partners owned 3,956,420 shares of Common Stock.

ITEM 4.       PURPOSE OF TRANSACTION.

         The Filing Parties consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes. Subject to market conditions, the Filing Parties or their affiliates may acquire or dispose of the Common Stock, the Certificates or the underlying Common Stock of the Company from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

ITEM 5.       INTEREST IN SECURITIES OF ISSUER.

         (a) and (b) Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. may be deemed to beneficially own in the aggregate 5,210,338 shares of the Common Stock of the Company by virtue of Specialty Finance Partners' ownership of shares of Common Stock and its ability to exercise the Certificates held by it into Common Stock of the Company pursuant to the terms and conditions of the Purchase Agreement and the Certificates (each, as defined in Item 6 below). Each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares. Specialty Finance Partners may be deemed to beneficially own in the aggregate 5,210,338 shares of Common Stock by virtue of the fact that it is the holder of record of 3,956,420 shares of Common Stock and by virtue of its ability to convert the Certificates held by it into 1,253,918 shares of Common Stock pursuant to the terms of the Purchase Agreement and Certificates. Specialty Finance Partners has the sole power to vote or direct the vote, or to dispose or to direct the disposition, of such shares. The aggregate number of shares of Common Stock covered by this Schedule 13D represents approximately 28.9% of the outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and based on the number of shares of Common Stock outstanding as contained in the Company's most recently available filing with the Securities and Exchange Commission).

         Each of the Filing Parties disclaims beneficial ownership of all securities covered by this Schedule 13D not owned of record by it.

         (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement"), dated September 29, 2000, by and between Cap Z Fund II, Capital Z Private Fund II and the Company, on September 29, 2000, Cap Z Fund II and Capital Z Private Fund II purchased the Certificates, on behalf of Specialty Finance Partners, for an aggregate purchase price of $10,000,000. Upon the terms and conditions set forth in the Purchase Agreement and the Certificates, the Certificates are initially exercisable for in the aggregate 1,253,914 shares of Common Stock and warrants that are initially exercisable in the aggregate for 225,000 shares of Common Stock, subject to certain anti-dilutive adjustments. Such warrants will become exercisable on September 29, 2001. The Certificates may be exercisable for other securities of the Company or for different amounts of securities of the Company based on the occurrence of certain events. The Certificates and the corresponding form of warrants are attached hereto as
Exhibit 2 and Exhibit 3.

         In addition, the Company issued a Commitment Fee Warrant (the "Fee Warrant") to an entity in which certain owners of interests in Capital Z Ltd. also have an interest. The Fee Warrant is exercisable at any time after September 29, 2001, for 135,000 shares of Common Stock, until September 29, 2005. Such entity acquired the Fee Warrant on behalf of certain of its employees and owners.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Securities Purchase Agreement, dated as of September 29, 2000, by and between Capital Z Fund II, Capital Z Private Fund II and the Company

Exhibit 2 Equity Rights Certificate issued to Capital Z Fund II, dated as of September 29, 2000

Exhibit 3 Equity Rights Certificate issued to Capital Z Private Fund II, dated as of September 29, 2000

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                   Date:  October 10, 2000.


                                   SPECIALTY FINANCE PARTNERS



                                   By:/s/ David A. Spuria
                                      -----------------------------------------
                                        David A. Spuria
                                        General Counsel, Vice President of
                                        Administration and Secretary


                                   CAPITAL Z FINANCIAL SERVICES
                                   FUND II, L.P.



                                   By:/s/ David A. Spuria
                                      -----------------------------------------
                                        David A. Spuria
                                        General Counsel, Vice President of
                                        Administration and Secretary


                                   CAPITAL Z PARTNERS, L.P.



                                   By:/s/ David A. Spuria
                                      -----------------------------------------
                                        David A. Spuria
                                        General Counsel, Vice President of
                                        Administration and Secretary


                                   CAPITAL Z PARTNERS, LTD.



                                   By:/s/ David A. Spuria
                                      -----------------------------------------
                                        David A. Spuria
                                        General Counsel, Vice President of
                                        Administration and Secretary

                                                                      SCHEDULE I
                                                                      ----------

              OTHER GENERAL PARTNERS OF SPECIALTY FINANCE PARTNERS

         Capital Z Financial Services Private Fund II, L.P. ("Private Fund II"), a Bermuda limited partnership that was formed to engage in the investment in securities of financial service entities, is a general partner of Specialty Finance Partners. The principal business address of Private Fund II is 54 Thompson Street, New York, New York 10012.

         Equifin Capital Partners ("Equifin"), a Cayman Islands corporation that was formed to engage in the investment in securities of financial service entities, is a general partner of Specialty Finance Partners. The principal business address of Equifin is 54 Thompson Street, New York, New York 10012.

                                                                     SCHEDULE II
                                                                     -----------

                            CAPITAL Z PARTNERS, LTD.


Name, business address and present principal occupation or employment of the directors and executive officers:

Steven M. Gluckstern
Chairman of the Board
54 Thompson Street
New York, New York  10012

Robert A. Spass
Deputy Chairman of the Board
54 Thompson Street
New York, New York  10012

Laurence W. Cheng
President and Director
54 Thompson Street
New York, New York  10012

Bradley E. Cooper
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Mark K. Gormley
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Adam M. Mizel
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Paul H. Warren
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Scott M. Delman
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

David A. Spuria
General Counsel, Vice President of Administration and Secretary
54 Thompson Street
New York, New York  10012

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary
54 Thompson Street
New York, New York  10012

                                  Exhibit Index
                                  -------------


Exhibit 1 Securities Purchase Agreement, dated as of September 29, 2000, by and between Capital Z Fund II, Capital Z Private Fund II and the Company*

Exhibit 2 Equity Rights Certificate issued to Capital Z Fund II, dated as of September 29, 2000*

Exhibit 3 Equity Rights Certificate issued to Capital Z Private Fund II, dated as of September 29, 2000*

----------------
*Filed herewith.